CUSIP NO. 357365105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

FREMONT MICHIGAN INSURACORP, INC.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

357365105
(CUSIP Number)

Sardar Biglari
c/o The Steak n Shake Company
500 Century Building
36 South Pennsylvania Street
Indianapolis, IN  46204
(317) 656-4570

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2009
(Date of Event Which Required Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 357365105

1	NAME OF REPORTING PERSON THE STEAK N SHAKE COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐
6	CITIZENSHIP OF PLACE OF ORGANIZATION INDIANA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 172,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 357365105

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 4.             Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 21, 2009, Reporting Person issued a letter to the Board of Directors of the Issuer proposing to acquire 100% of the issued and outstanding shares of common stock of the issuer through an appropriate acquisition entity by tender offer and/or merger for $24.50 per share. A press release announcing the Reporting Person’s intentions in this regard was issued the same day. In addition, the Reporting Person filed for regulatory approval with the Michigan Office of Financial and Insurance Regulation to acquire shares of the issuer that it does not already own. Copies of the letter and press release are attached as exhibits hereto and incorporated herein by reference.

Item 7.             Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

A.	Letter from The Steak n Shake Company to the Board of Directors of the Issuer, dated December 21, 2009 (filed herewith as Exhibit A).

B.	Press Release of The Steak n Shake Company, dated December 21, 2009 (filed herewith as Exhibit B).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2009	THE STEAK N SHAKE COMPANY

	By:	/s/ Sardar Biglari
Name: Sardar Biglari
Title: Chairman and Chief Executive Officer

THE STEAK N SHAKE COMPANY
36 SOUTH PENNSYLVANIA STREET, SUITE 500
INDIANAPOLIS, INDIANA 46204
TELEPHONE (317) 633-4100
FAX (317) 633-4106

December 21, 2009

Board of Directors
Fremont Michigan InsuraCorp, Inc.
933 East Main Street
Freemont, Michigan 49412

Dear Board Members:

The Steak n Shake Company (''Steak n Shake") currently owns 9.9% of the outstanding shares of common stock of Fremont Michigan InsuraCorp, Inc. ("Fremont"). Steak n Shake hereby declares its willingness to acquire 100% of the issued and outstanding shares of common stock of Fremont that it does not already own, through an appropriate acquisition entity by tender offer and/or merger (the "Transaction"), for $24.50 per share (the "Purchase Price"). 50% of the Purchase Price would be paid in cash, and 50% would be paid in shares of the common stock of Steak n Shake. Stockholders of Fremont would be given an opportunity to elect to receive the Purchase Price in cash, shares of Steak n Shake, or a combination thereof, so that the consideration will be subject to proration if the elections do not equal 50% cash and 50% stock. Our offer is not subject to any financing contingency.

We believe our proposal provides the best means for stockholders of Fremont to realize the value of their shares by allowing them to exchange their shares for cash and/or for a more liquid security of a diversified holding company that trades on the NYSE. As you know, unlike Steak n Shake’s shares, those of Fremont trade infrequently and in very little volume on the OTC Bulletin Board.

Our proposal is subject to obtaining all necessary regulatory approvals and a waiver from Fremont on its anti-takeover provisions.

Furthermore, we want all members of the management team, other than the CEO, to remain in place. We are willing to discuss employment agreements with the other members of management because we believe they will play an integral role in the new ownership structure.

We welcome meeting with members of Fremont’s Board or its representatives as soon as is practicable.

Sincerely, /s/ Sardar Biglari Sardar Biglari Chairman of the Board

THE STEAK N SHAKE COMPANY PROPOSES TO ACQUIRE FREMONT MICHIGAN INSURACORP, INC. FOR $24.50 PER SHARE IN CASH AND STOCK

INDIANAPOLIS, IN — December 21, 2009 — The Steak n Shake Company (NYSE: SNS) announced today its intent to acquire 100% of the issued and outstanding shares of common stock of Fremont Michigan InsuraCorp, Inc. (OTC Bulletin Board: FMMH.OB) that it does not already own, through an appropriate acquisition entity for $24.50 per share (the "Purchase Price"). 50% of the Purchase Price would be paid in cash, and 50% would be paid in shares of the common stock of Steak n Shake. Stockholders of Fremont would be given an opportunity to elect to receive the Purchase Price in cash, shares of Steak n Shake, or a combination thereof, so that the consideration will be subject to proration if the elections do not equal 50% cash and 50% stock. The offer is not subject to any financing contingency. The offer price represents an 11.3% premium to today's closing price of Fremont's common stock.

Steak n Shake is filing for regulatory approval from the Michigan Office of Financial and Insurance Regulation.

Forward-Looking Statements

This news release may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements which may concern anticipated future results are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ markedly from those projected or discussed here. Steak n Shake cautions readers not to place undue reliance upon any such forward-looking statements, for actual results may differ materially from expectations. Steak n Shake does not undertake to publicly update or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Further information on the types of factors that could affect Steak n Shake and its business can be found in the company's filings with the SEC.

CONTACT:  Duane Geiger, +1-317-633-4100